February 27, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention: Christina Chalk & Laura McKenzie

Re:	Choice Hotels International, Inc. Wyndham Hotels & Resorts, Inc.

Schedule TO-T/A filed on January 26, 2024 and filed by Choice Hotels International, Inc.

File No. 5-90832

Form S-4/A filed on January 26, 2024 and filed by Choice Hotels International, Inc.

File No. 333-275998

Ladies and Gentlemen:

On behalf of Choice Hotels International, Inc. (“we,” “our,” or the “Company”), we submit this letter in response to the comment letter, dated February 20, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Amendment No. 1 to Registration Statement on Form S-4, initially filed by the Company on December 12, 2023 (the “Registration Statement”) and Amendment No. 1 to the Schedule TO-T, initially filed by the Company on December 12, 2023 (the “Schedule TO-T”). We are concurrently submitting via EDGAR this letter, Amendment No. 2 to the Registration Statement (the “Second Amendment”) and Amendment No. 2 to the Schedule TO-T.

The Staff’s comments are summarized below in italicized text, and our responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Second Amendment.

Schedule TO-T/A and Form S-4/A filed January 26, 2024

Summary - Reasons for the Offer, page 18

1.

We note your response to our prior comment 3. Please expand the disclosure relating to the synergies you assert will result if the Exchange Offer and Second-Step Mergers are consummated to describe such synergies and specify what information made publicly available by Wyndham supports such assertions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 21, 34, 57 and 58 of the Second Amendment.

United States Securities and Exchange Commission

Division of Corporate Finance

February 27, 2024

Procedure for Tendering, page 69

2.

We note your revisions made in response to our prior comment 6 clarifying that stockholders may challenge your interpretation of the terms and conditions of the Offer in a court of competent jurisdiction. Please also make conforming revisions in the Form of Letter of Election and Transmittal and any other applicable documents relating to the Offer.

Response: In response to the Staff’s comment, the Company has revised the Letter of Election and Transmittal attached as Exhibit 99.1 to the Second Amendment.

Conditions to the Offer, page 85

3.

Refer to our prior comment 11. Please describe any approvals or authorizations, other than those required under the HSR Act, that you anticipate, based on the information currently available to you, may be required to complete the Exchange Offer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 29, 81 and 87 of the Second Amendment.

4.

Refer to our prior comment 19. We note that your revised disclosure on page 92 that the conditions to the Offer “may be asserted by Choice regardless of the circumstances giving rise to any such conditions” does not preclude any action or inaction by you. Please revise further to avoid the implication that any circumstances that may “trigger” an offer condition may be within your control.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Second Amendment.

General

5.

Refer to our prior comment 27. Please revise your disclosure to clearly state whether the Offer will remain open for acceptances until all required governmental approvals are obtained and the Competition Law Condition is satisfied.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 22, 60 and 79 of the Second Amendment.

* * * *

United States Securities and Exchange Commission

Division of Corporate Finance

February 27, 2024

Should you have any questions related to the foregoing, please do not hesitate to contact me at (212) 728-8620 or dscalzo@willkie.com.

Respectfully submitted,
/s/ Danielle Scalzo
Danielle Scalzo

cc:	Adam M. Turteltaub, Willkie Farr & Gallagher LLP

Simone Wu, Senior Vice President, General Counsel, Corporate Secretary & External Affairs, Choice Hotels International, Inc.